Filed Pursuant to Rule 424(b)(3)
Registration No. 333-148650
PROSPECTUS SUPPLEMENT
to
PROSPECTUS DATED February 8, 2008
      The attached Quarterly Report on Form 10-Q (excluding the exhibits thereto) dated May 15, 2009 was filed by the registrant with the Securities and Exchange Commission, and should be read in conjunction with the Prospectus dated February 8, 2008.
The date of this Prospectus Supplement is May 15, 2009.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-Q
QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Quarterly Period Ended March 31, 2009
Commission File Number 000-51211
Global Telecom & Technology, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	20-2096338

(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
8484 Westpark Drive
Suite 720
McLean, Virginia 22102
(703) 442-5500
(Address including zip code, and telephone number, including area code of principal executive officers)
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑
As of May 13, 2009 15,340,035 shares of common stock, par value $.0001 per share, of the registrant were outstanding.

PART 1
ITEM 1. FINANCIAL STATEMENTS
Global Telecom & Technology, Inc.
Condensed Consolidated Balance Sheets
(Amounts in thousands, except for share and per share data)

	March 31, 2009	December 31, 2008
	(Unaudited)	(Note 1)
ASSETS
Current assets:
Cash and cash equivalents	$5,635	$5,786
Accounts receivable, net	7,458	8,687
Deferred contract costs	1,146	1,226
Prepaid expenses and other current assets	770	853

Total current assets	15,009	16,552
Property and equipment, net	1,209	1,302
Intangible assets, net	3,717	4,051
Other assets	464	692
Goodwill	22,000	22,000

Total assets	$42,399	$44,597

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$10,526	$11,931
Accrued expenses and other current liabilities	6,406	6,654
Deferred revenue	3,768	3,961

Total current liabilities	20,700	22,546

Long-term debt	8,796	8,796
Other long-term liabilities	1,102	906
Long-term deferred revenue	204	220

Total liabilities	30,802	32,468

Commitments and contingencies

Stockholders’ equity:

Common stock, par value $.0001 per share, 80,000,000 shares authorized, 15,340,035 and 14,942,840 shares issued and outstanding	2	1
Additional paid-in capital	57,749	57,584
Accumulated deficit	(46,069)	(45,954)
Accumulated other comprehensive income (loss)	(85)	498

Total stockholders’ equity	11,597	12,129

Total liabilities and stockholders’ equity	$42,399	$44,597

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

Global Telecom & Technology, Inc.
Condensed Consolidated Statements of Operations
(Unaudited)
(Amounts in thousands, except for share and per share data)

	For the three months ended
	March 31, 2009	March 31, 2008
Revenue:
Telecommunications services sold	$15,742	$16,289

Operating expenses:
Cost of telecommunications services provided	11,493	11,569
Selling, general and administrative expense	3,694	4,769
Depreciation and amortization	445	687

Total operating expenses	15,632	17,025

Operating income (loss)	110	(736)

Other income (expense):
Interest expense, net	(213)	(210)
Other income, net	31	7

Total other income (expense)	(182)	(203)

Loss before income taxes	(72)	(939)

Provision for (benefit from) income taxes	43	(334)

Net loss	$(115)	$(605)

Net loss per share — basic and diluted	$(0.01)	$(0.04)

Weighted average shares — basic and diluted	15,015,587	14,614,201

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

Global Telecom & Technology, Inc.
Condensed Consolidated Statement of Stockholders’ Equity
(Unaudited)
(Amounts in thousands, except for share data)

					Accumulated
			Additional		Other
	Common Stock		Paid -In		Comprehensive
	Shares	Amount	Capital	Accumulated Deficit	Income (Loss)	Total
Balance, December 31, 2008	14,942,840	$1	$57,584	$(45,954)	$498	$12,129

Share-based compensation for options issued to employees	—	—	66	—	—	66

Share-based compensation for restricted stock issued to employees	397,195	1	99	—	—	100

Repurchase of restricted stock	—	—	—	—	—	—

Comprehensive loss:
Net loss	—	—	—	(115)	—	(115)
Change in accumulated foreign currency translation gain	—	—	—	—	(583)	(583)

Comprehensive loss						(698)

Balance, March 31, 2009	15,340,035	$2	$57,749	$(46,069)	$(85)	$11,597

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

Global Telecom & Technology, Inc.
Condensed Consolidated Statements of Cash Flows
(Unaudited)
(Amounts in thousands)

	For the three months ended
	March 31, 2009	March 31, 2008
Cash Flows From Operating Activities:
Net loss	$(115)	$(605)

Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	445	687
Shared-based compensation	166	199
Deferred income taxes	—	(334)

Changes in operating assets and liabilities:
Accounts receivable, net	1,127	(727)
Other assets	342	(405)
Accounts payable	(1,182)	1,659
Accrued expenses and other liabilities	(206)	(443)

Net cash provided by operating activities	577	31

Cash Flows from Investing Activities:
Purchases of property and equipment	(125)	(146)

Net cash used in investing activities	(125)	(146)

Cash Flows from Financing Activities:
Repurchase of restricted stock	—	(29)

Net cash used in financing activities	—	(29)

Effect of exchange rate changes on cash	(603)	(15)

Net decrease in cash and cash equivalents	(151)	(159)

Cash and cash equivalents at beginning of period	5,786	3,333

Cash and cash equivalents at end of period	$5,635	$3,174

Supplemental Disclosure of cash flow information
Cash paid for interest	$120	$120
The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

Global Telecom & Technology, Inc.
Notes to Condensed Consolidated Financial Statements
NOTE 1 — ORGANIZATION AND BUSINESS, MANAGEMENT’S PLANS
Organization and Business
     Global Telecom & Technology, Inc. (“GTT” or the “Company”) is a Delaware corporation formerly known as Mercator Acquisition Partners Corp., which was incorporated on January 3, 2005 for the purpose of effecting a merger, capital stock exchange, asset acquisition or another similar business combination with what was, at the time, an unidentified operating business or businesses (“Business Combination”). On April 11, 2005, GTT effected an initial public offering of its securities (the “Offering”) which closed on April 15, 2005.
     On October 15, 2006, GTT acquired all of the outstanding shares of common stock of Global Internetworking, Inc. (“GII”), a Virginia corporation, and all outstanding voting stock of European Telecommunications and Technology, Ltd. (“ETT”), a United Kingdom limited company, (collectively the “Acquisitions”) in exchange for cash, stock, warrants and notes. Subsequently, GII changed its name to Global Telecom & Technology Americas, Inc. (“GTTA”), and ETT changed its name to GTT — EMEA Ltd. (“GTTE”).
     The Company provides facilities-neutral, high-capacity communications network solutions, dedicated managed data networks and other value-added telecommunications services to over 300 domestic and multinational customers in over 70 countries.
Basis of Presentation
     The accompanying condensed consolidated financial statements have been prepared on a going concern basis. As shown in the accompanying condensed consolidated financial statements, the Company had a working capital deficit (i.e., current liabilities exceed current assets) of approximately $5.7 million as of March 31, 2009. Furthermore, net cash provided by operations for the Company during the three months ended March 31, 2009 was approximately $0.6 million.
     As a global network integrator, the Company typically has very low levels of capital expenditures, especially when compared to infrastructure-owning traditional telecommunications competitors. Additionally, the Company’s cost structure is somewhat variable and provides the Company’s management an ability to manage costs as appropriate. The Company’s capital expenditures are predominantly related to the maintenance of computer facilities, office fixtures and furnishings, and are very low as a percentage of revenue. However, from time to time the Company may require capital investment as part of an executed service contract that would typically consist of significant multi-year commitments from the customer.
     Management monitors cash flow and liquidity requirements. Based on the Company’s cash and cash equivalents and available credit facility, and analysis of the anticipated working capital requirements, management believes the Company has sufficient liquidity to fund the business and meet its contractual obligations.
     Although the Company believes that cash currently on hand and expected cash flows from future operations are sufficient to fund operations, the Company may seek to borrow against its credit facility or to raise additional capital as necessary to meet certain capital and liquidity requirements in the future. Due to the dynamic nature of the industry and unforeseen circumstances, if the Company were unable to fully fund cash requirements through operations, current cash on hand and access to the credit facility, the Company would need to obtain additional financing through a combination of equity and debt financings and/or renegotiation of terms on the existing debt. If any such activities become necessary, there can be no assurance that the Company would be successful in completing any of these activities on terms that would be favorable to the Company, if at all.
Unaudited Interim Financial Statements
     The accompanying unaudited condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) and should be read in conjunction with the Company’s audited financial statements and footnotes thereto for the year ended December 31, 2008 included in the Company’s Annual Report on Form 10-K filed on March 27, 2009. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) have been omitted pursuant to such rules and regulations. However, the Company believes that the disclosures are adequate to prevent the information from being misleading. The financial statements reflect all adjustments (consisting primarily of normal recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of the Company’s consolidated financial position and the results of operations. The operating results for the three months ended March 31, 2009 are not necessarily indicative of the results to be expected for the full fiscal year 2009 or for any other interim period. The December 31, 2008 balance sheet has been derived from the audited financial statements as of that date, but does not include all disclosures required by GAAP.

Use of Estimates and Assumptions
     The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results can, and in many cases will, differ from those estimates.
Changes in Accounting Policies
     There have been no significant changes in the Company’s significant accounting policies as of March 31, 2009 as compared to the significant accounting policies disclosed in Item 8, Note 2, “Significant Accounting Policies” in the 2008 Annual Report on Form 10-K.
NOTE 2 — RECENT ACCOUNTING PRONOUNCEMENTS
     In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141(R), Business Combinations (“SFAS 141(R)”), which replaces SFAS 141, and issued SFAS No.160, Non-controlling Interests in Consolidated Financial Statements (“SFAS 160”), an amendment of ARB No. 51. These two new standards changed the accounting for and the reporting for business combination transactions and non-controlling (minority) interests in the consolidated financial statements, respectively. SFAS 141(R) changed how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS 160 changed the accounting and reporting for minority interests, which will be re-characterized as non-controlling interests and classified as a component of equity. These two standards were effective for the Company commencing January 1, 2009. Their adoption did not have a material effect on the Company’s consolidated financial statements.
     In June 2008, the FASB issued EITF No. 07-5, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock, which provides guidance for determining whether an equity-linked financial instrument (or embedded feature) issued by an entity is indexed to the entity’s stock, and therefore, would qualify for the first part of the scope exception in paragraph 11(a) of SFAS 133, Accounting for Derivative Instruments and Hedging Activities. The EITF proscribes a two-step approach under which the entity would evaluate the instrument’s contingent exercise provisions and then the instrument’s settlement provisions, for purposes of evaluating whether the instrument (or embedded feature) is indexed to the entity’s stock. This EITF is effective for financial statements issued for fiscal years beginning after December 15, 2008. We adopted EITF No. 07-5 effective January 1, 2009. The adoption of EITF No. 07-5 did not have a material effect on the Company’s condensed consolidated financial statements.
     The Company adopted the provisions of SFAS No. 157, Fair Value Measurements (“SFAS 157”), on January 1, 2008. SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. In February 2008, the FASB issued FSP 157-2, Effective Date of FASB Statement No. 157, which delays the effective date of SFAS 157 for non-financial assets and liabilities to fiscal years beginning after November 15, 2008. The adoption of SFAS 157 did not have a material effect on the Company’s condensed consolidated financial statements.
     Effective January 1, 2009, the Company fully adopted the provision of SFAS 157 by adopting the provisions relating to its nonfinancial assets and liabilities. The Company adopted the provisions relating to financial assets and liabilities in the prior year and its adoption of SFAS 157 relating to nonfinancial assets and liabilities did not have a material impact on the Company’s financial position or results of operations.
     In April 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 142-3, Determination of the Useful Life of Intangible Assets. FSP No. FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, Goodwill and Other Intangible Assets. The Company adopted FSP No. FAS 142-3 effective January 1, 2009. The adoption of FSP No. FAS 142-3 did not have a material effect on the Company’s condensed consolidated financial statements.
     Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the Company’s condensed consolidated financial statements or the Company’s future results of operations.
NOTE 3 — EMPLOYEE SHARE-BASED COMPENSATION BENEFITS
     The Company adopted its 2006 Employee, Director and Consultant Stock Plan (the “Plan”) in October 2006. In addition to stock options, the Company may also grant restricted stock or other stock-based awards under the Plan. The maximum number of shares issuable over the term of the Plan is limited to 3,000,000 shares.

Stock Options
     The Company recognized compensation expense of approximately $66,000 and $56,000 for the three months ended March 31, 2009 and 2008, respectively, related to stock options issued to employees and consultants, which is included in selling, general and administrative expense on the accompanying condensed consolidated statements of operations. During the three months ended March 31, 2009, the Company granted to employees 218,000 stock options with a total fair value of $107,000.
Restricted Stock
     During the three months ended March 31, 2009, the Company granted to employees 350,000 shares of restricted stock, with a total fair value of $126,000. Moreover, the Company recognized compensation expense related to restricted stock of approximately $85,000 and $113,000 during the three months ended March 31, 2009 and 2008, respectively. The Company also accrued $15,000 of expense related to share-based compensation for certain members of the Company’s Board of Directors who elected to be paid a portion of their fees in restricted stock. Expenses related to restricted stock are included in selling, general and administrative expense on the accompanying condensed consolidated statements of operations.
NOTE 4 — DEBT
     As of March 31, 2009 long-term debt consisted of $8.8 million of notes payable, described below:

(in thousands)
Notes payable	$4,000
Convertible notes payable	4,796

Total debt obligation	$8,796

     The holders of the convertible notes (“December 2010 Notes”) can convert the principal due under the notes into shares of the Company’s common stock, at any time, at a price per share equal to $1.70. The Company has the right to require the holders of the December 2010 Notes to convert the principal amount due under the December 2010 Notes at any time after the closing price of the Company’s common stock shall be equal to or greater than $2.64 for 15 consecutive business days. The conversion provisions of the December 2010 Notes include protection against dilutive issuances of the Company’s common stock, subject to certain exceptions. Moreover, based on the assessment as prescribed by the Company’s adoption of EITF 07-05, the settlement provisions do not preclude consideration of a conversion feature as indexed to the Company’s own stock.
     All of the Company’s notes payable are due December 31, 2010 and are subordinate to any future credit facility entered into by the Company, up to an amount of $4.0 million.
     On March 17, 2008, the Company entered into a senior secured credit facility agreement with Silicon Valley Bank (“SVB”), the commercial banking arm of SVB Financial Group. Under terms of the facility, the Company may borrow up to $2 million based upon criteria related to accounts receivable and cash collections. The interest rate paid on borrowings under the facility ranges from Prime plus 1.5% to Prime plus 11.88%, and is dependent on certain financial measurements of the Company’s liquidity and earnings before interest, taxes, depreciation and amortization. The credit facility has a 364-day term and does not contain financial or other restrictive covenants. As of March 31, 2009, there were no borrowings under the facility. On March 17, 2009, the expiration date of our credit facility was extended until May 16, 2009, and was extended again on April 24, 2009 to June 16, 2009. The Company and Silicon Valley Bank have entered discussions related to renewal of the facility prior to the expiration of the extension.
NOTE 5 — INCOME TAXES
     The Company’s income tax provision of approximately $43,000 is related primarily to taxable income generated by our German operations with no remaining offsetting tax attributes.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes that appear elsewhere in this report and in our annual report on Form 10-K for the year ended December 31, 2008. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect plans, estimates and beliefs of management of the Company. When used in this document, the words “anticipate”, “believe”, “plan”, “estimate” and “expect” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current views of management with respect to future events and are subject to certain risks, uncertainties and assumptions. Our actual results could differ materially from those discussed in the forward-looking statements. For a more detailed description of these risks and factors, please see the Company’s 2008 Annual Report on Form 10-K filed with the SEC and Item 1A in Part II of this quarterly report on Form 10-Q.
Overview
     Global Telecom and Technology, Inc., or GTT, is a global network integrator that provides its clients with a broad portfolio of wide-area network and wireless mobility services. With over 800 worldwide supplier relationships, GTT combines multiple networks and technologies to deliver cost-effective solutions specifically designed for each client’s unique requirements. GTT enhances client performance through its proprietary systems, comprehensive project management and 24x7 operations support.
     The Company sells through a direct sales force on a global basis. The Company generally competes with large, facilities-based providers and other services providers in each of its global markets. As of December 31, 2008, its customer base was comprised of over 300 businesses.
     For the quarter ended March 31, 2009, one customer accounted for 11% of our total consolidated revenues, and 0% of our total consolidated accounts receivable as this customer’s account was fully paid as of quarter-end. Our four largest customers accounted for approximately 32% of revenues during this period, and no other customers exceeded 10% of revenues.
Costs and Expenses
     The Company’s cost of revenue consists almost entirely of the costs for procurement of services associated with customer solutions. The key terms and conditions appearing in both supplier and customer agreements are substantially the same, with margin applied to the suppliers’ costs. There are no wages or overhead costs included in these costs.
     Other than cost of revenue, the Company’s most significant operating expenses are employment costs. As of March 31, 2009, the Company had 72 employees and employment costs comprised approximately 52% of total operating expenses for the three months ended March 31, 2009.
Locations of Offices and Origins of Revenue
      The Company is headquartered just outside of Washington, DC, in McLean, Virginia, and has offices in London, England; Paris, France; and Düsseldorf, Germany. For the three months ended March 31, 2009, approximately 59% of our consolidated revenue was earned from operations based in the United States. Approximately 29% of our revenues were generated from operations based in the United Kingdom and 12% from operations in Germany.
Critical Accounting Policies and Estimates
     There have been no significant changes in the Company’s significant accounting policies as of March 31, 2009 as compared to the significant accounting policies disclosed in Item 8, Note 2, “Significant Accounting Policies” in the 2008 Annual Report on Form 10-K.

Results of Operations of the Company
Three Months Ended March 31, 2009 compared to Three Months Ended March 31, 2008
     Overview. Revenues for the three months ended March 31, 2009 were $15.7 million. The cost of revenue for the three months ended March 31, 2009 was $11.5 million and gross margin was $4.2 million, or 27% of revenue.

	For the three months ended
	March 31, 2009	March 31, 2008
	(Amounts in thousands)
Revenue	$15,742	$16,289
Cost of revenue	11,493	11,569

Gross margin	4,249	4,720
	27%	29%
Operating expenses, depreciation and amortization	4,139	5,456

Operating income (loss)	$110	$(736)

Net loss	$(115)	$(605)

     Revenues. Revenues for the three months ended March 31, 2009 were $15.7 million, generated by services provided during the period to existing customers and new sales generated by the Company’s global sales organization. Revenues during the three months ended March 31, 2008 were approximately $16.3 million. The reduction was due to the impact of changes in foreign currency valuations as they related to our revenue generated outside of the United States, which in the first quarter of 2008 constituted approximately 47% of total revenue. The foreign exchange impact was offset by the growth in the number of circuits under contract and the revenue associated with these new circuits. Absent currency translation impacts, revenue recorded in local currency for the three months ended March 31, 2009 grew in comparison to the three months ended March 31, 2008.
     Cost of Revenue and Gross Margin. Cost of revenue and gross margin for the three months ended March 31, 2009 were $11.5 million and $4.2 million, respectively. Cost of revenue consists of amounts charged by our underlying network suppliers in the delivery of services, including estimates of liability for unbilled or disputed amounts. For the three months ended March 31, 2008, cost of revenue and gross margin were $11.6 million and $4.7 million, respectively. The decrease in gross margin during the period ended March 31, 2009 is due primarily to the impact of foreign currency valuation as they related to our revenue outside of the United States, and to a lesser extent, the installation of lower margin services.
     Operating Expenses, Depreciation and Amortization. Operating expenses, exclusive of cost of revenue, were $4.1 million and $5.5 million for the three months ended March 31, 2009 and 2008, respectively. The cause of the decline in expense is reduced SG&A expenses as a result of ongoing cost reduction initiatives, reduced amortization expenses due to the lower amortizable intangibles base caused by the impairment of such intangibles recognized in the third quarter of 2008, as well as the strengthening of the U.S. Dollar. These changes are illustrated in the table below.

	For the three months ended
	March 31, 2009	March 31, 2008	Decrease
	(Amounts in thousands)
Selling, general and administrative expenses	$3,529	$4,570	$(1,041)
Noncash compensation related to stock options and restricted stock	165	199	(34)
Amortization of intangible assets	334	574	(240)
Depreciation	111	113	(2)

Totals	$4,139	$5,456	$(1,317)

Liquidity and Capital Resources
Long-Term Debt
     As of March 31, 2009, long-term debt consisted of $8.8 million of notes payable as follows:

(In thousands)
Notes payable	$4,000
Convertible notes payable	4,796

Total debt obligation	$8,796

     The holders of the convertible notes (“December 2010 Notes”) can convert the principal due under the notes into shares of the Company’s common stock, at any time, at a price per share equal to $1.70. The Company has the right to require the holders of the December 2010 Notes to convert the principal amount due under the December 2010 Notes at any time after the closing price of the Company’s common stock shall be equal to or greater than $2.64 for 15 consecutive business days. The conversion provisions of the December 2010 Notes include protection against dilutive issuances of the Company’s common stock, subject to certain exceptions. Moreover, based on the assessment as prescribed by the Company’s adoption of EITF 07-05, the settlement provisions do not preclude consideration of a conversion feature as indexed to the Company’s own stock.
     All of the Company’s notes payable are due December 31, 2010 and are subordinate to any future credit facility entered into by the Company, up to an amount of $4.0 million.
     On March 17, 2008, the Company entered into a senior secured credit facility agreement with Silicon Valley Bank, the commercial banking arm of SVB Financial Group. Under terms of the facility, the Company may borrow up to $2 million based upon criteria related to accounts receivable and cash collections. The interest rate paid on borrowings under the facility ranges from Prime plus 1.5% to Prime plus 11.88%, and is dependent on certain financial measurements of the Company’s liquidity and earnings before interest, taxes, depreciation and amortization. The credit facility has a 364-day term and does not contain financial or other restrictive covenants. As of March 31, 2009, there were no borrowings under the facility. On March 17, 2009, the expiration date of our credit facility was extended until May 16, 2009, and was extended again on April 24, 2009 to June 16, 2009. The Company and Silicon Valley Bank have entered discussions related to renewal of the facility prior to the expiration of the extension.
Liquidity Assessment
     Historically, the combined operations of the acquired companies were not cash flow positive. However, due to growth in the number of circuits and their related revenue coupled with reduced SG&A costs, cash flows of the Company have improved. Cash provided by operations was approximately $0.6 million in the three months ended March 31, 2009.
     As a global network integrator, the Company typically has very low levels of capital expenditures, especially when compared to infrastructure-owning traditional telecommunications competitors. Additionally, the Company’s cost structure is somewhat variable and provides the Company’s management an ability to manage costs as appropriate. The Company’s capital expenditures are predominantly related to the maintenance of computer facilities, office fixtures and furnishings, and are very low as a proportion of revenue. However, from time to time, the Company may require capital investment as part of an executed service contract that would typically consist of significant multi-year commitments from the customer.
     Management monitors cash flow and liquidity requirements. Based on the Company’s cash and cash equivalents and the SVB credit facility if renewed, and analysis of the anticipated working capital requirements, management believes the Company has sufficient liquidity to fund the business and meet its contractual obligations. The Company’s current planned cash requirements for 2009 are based upon certain assumptions, including its ability to manage expenses and the growth of revenues from services arrangements. In connection with the activities associated with the services, the Company expects to incur expenses, including provider fees, employee compensation and consulting fees, professional fees, sales and marketing, insurance and interest expense. Should the expected cash flows not be available, management believes it would have the ability to revise its operating plan and make reductions in expenses.
     Although the Company believes that cash currently on hand and expected cash flows from future operations are sufficient to fund operations, the Company may seek to borrow against the SVB credit facility or other similar facility, or to raise additional capital as necessary to meet certain capital and liquidity requirements in the future. Due to the dynamic nature of the industry and unforeseen circumstances, if the Company were unable to fully fund cash requirements through operations, current cash on hand and access to the SVB credit facility, the Company would need to obtain additional financing through a combination of equity and debt financings and/or renegotiation of terms on the existing debt. If any such activities become necessary, there can be no assurance that the Company would be successful in completing any of these activities on terms that would be favorable to the Company, if at all.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Sensitivity
     Interest due on the Company’s loans is based upon the applicable stated fixed contractual rate with the lender. Interest earned on the Company’s bank accounts is linked to the applicable base interest rate. For the three months ended March 31, 2009, the Company had interest expense, net of income, of approximately $0.2 million. The Company believes that its results of operations are not materially affected by changes in interest rates.
Exchange Rate Sensitivity
     For the three months ended March 31, 2009, approximately 41% of revenues are derived from services provided outside of the United States. As a consequence, a material percentage of the Company’s revenues are billed in British Pounds Sterling or Euros. Since we operate on a global basis, we are exposed to various foreign currency risks. First, our consolidated financial statements are denominated in U.S. Dollars, but a significant portion of our revenue is generated in the local currency of our foreign subsidiaries. Accordingly, changes in exchange rates between the applicable foreign currency and the U.S. Dollar will affect the translation of each foreign subsidiary’s financial results into U.S. Dollars for purposes of reporting consolidated financial results.
     In addition, because of the global nature of our business, we may from time to time be required to pay a supplier in one currency while receiving payments from the underlying customer of the service in another currency. Although it is the Company’s general policy to pay its suppliers in the same currency that it will receive payment from customers, where these circumstances arise with respect to supplier invoices in one currency and customer billings in another currency, the Company’s gross margins may increase or decrease based upon changes in the exchange rate.
ITEM 4T. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
     An evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this report. Based on the evaluation of our disclosure controls and procedures, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information required to be disclosed is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.
Changes in Internal Control Over Financial Reporting
     There have not been any changes in the Company’s internal control over financial reporting during the three-month period ended March 31, 2009 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations on the Effectiveness of Controls
     Management, including our Chief Executive Officer and Chief Financial Officer, does not expect that disclosure controls and internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls.
     The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

PART II
ITEM 1. LEGAL PROCEEDINGS
     As of March 31, 2009, the Company was not subject to any material legal proceedings. From time to time, however, the Company or its operating companies may be involved in legal actions arising from normal business activities.
ITEM 1A. RISK FACTORS
     The Company operates in a rapidly changing environment that involves a number of risks, some of which are beyond its control. In addition to the other information set forth in this report, the reader should carefully consider the factors discussed in Part I, “Item 1A. Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, which could materially affect our business, financial condition or future results. Additional risks and uncertainties not presently known to us, which we currently deem to be immaterial or which are similar to those faced by other companies in this industry or business in general, may also affect our business, financial condition and/or operating results. If any of these risks or uncertainties actually occurs, our business, financial condition and operating results would likely suffer. We do not believe that the risks and uncertainties described in the Risk Factors included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, have materially changed other than as set forth below.
Risks Relating to Our Business and Operations
Our operating company subsidiaries have historically generated losses over the past several fiscal years and have been cash flow negative for a number of the past fiscal years. On a consolidated basis, we generated a loss from operations during 2008 and continuing through the first quarter of 2009. We may continue to generate losses in the future.
For the quarters ended March 31, 2009 and 2008, the Company incurred net losses of $115,000 and $605,000, respectively, and operating income (loss) of $110,000 and $736,000 respectively. Prior to the acquisition of its operating subsidiaries, the Company’s predecessor entities also experienced net losses and operating losses for the prior several fiscal years. We may generate losses in the future and/or be cash flow negative. If we are not able to achieve or sustain profitability, the market price of our securities may decline.
We might require additional capital to support business growth, and this capital might not be available on favorable terms, or at all.
Our operations or expansion efforts may require substantial additional financial, operational, and managerial resources. As of March 31, 2009, we had approximately $5.6 million in cash and cash equivalents and current liabilities $5.7 million greater than current assets. We may have insufficient cash to fund our working capital or other capital requirements (including our outstanding debt obligations), and may be required to raise additional funds to continue or expand our operations. If we are required to obtain additional funding in the future, we may have to sell assets, seek debt financing, or obtain additional equity capital. Additional capital may not be available to us, or may only be available on terms that adversely affect our existing stockholders or restrict our operations. For example, if we raise additional funds through issuances of equity or convertible debt securities, our existing stockholders could suffer dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common stock. In addition, certain promissory notes that we have issued contain anti-dilution provisions related to their conversion into our common stock. The issuance of new equity securities or convertible debt securities could trigger an anti-dilution adjustment pursuant to these promissory notes, and our existing stockholders would suffer dilution if these notes are converted into shares of our common stock.

The current macro-economic environment in the U.S. and globally could adversely affect our future operating results.
As the recent global financial crisis has broadened and intensified, other sectors of the economy have been adversely impacted and a severe global recession now appears likely. Although through the end of the first Quarter 2009 the current macro-economic environment had minimal impact on our business, if current conditions persist or worsen, there is a risk that customer disconnections may accelerate, bad debt could increase, pricing pressure could increase and new sales may drop or be delayed due to decreased demand for our services, our customers’ cash flow constraints, customer credit deteriorations and other factors. Our operating results and financial condition could be materially and adversely affected if there were to be a material adverse change in any of these factors. In addition, the worsening economy could amplify normal fluctuations in our revenue, margins, and cash flows, the timing of sales, customer disputes and dispute resolutions and re-pricing of services upon contract renewals. Uncertainty about future economic conditions makes it difficult for us to forecast operating results and make decisions about future investments. Additionally, many of the effects and consequences of the global financial crisis and a broader economic downturn are currently unknown; any one or all of them could potentially have a material adverse effect on the Company’s liquidity and capital resources, including the Company’s ability to raise additional capital if needed, or otherwise negatively impact the Company’s business and financial results.
We depend on several large customers, and the loss of one or more of these clients, or a significant decrease in total revenues from any of these customers, would likely reduce our revenue and income.
For the quarter ended March 31, 2009, our four largest customers accounted for approximately 32% of our total service revenues. If we were to lose one or more of our large clients, or if one or more of our large clients were to reduce the services purchased from us or otherwise renegotiate the terms on which services are purchased from us, our revenues could decline and our results of operations would suffer.
If our customers elect to terminate their agreements with us, our business, financial condition and results of operations may be adversely affected.
Our services are sold under agreements that generally have initial terms of between one and three years. Following the initial terms, these agreements generally automatically renew for successive month-to-month, quarterly, or annual periods, but can be terminated by the customer without cause with relatively little notice during a renewal period. In addition, certain government customers may have rights under federal law with respect to termination for convenience that can serve to minimize or eliminate altogether the liability payable by that customer in the event of early termination. Our customers may elect to terminate their agreements as a result of a number of factors, including their level of satisfaction with the services they are receiving, their ability to continue their operations due to budgetary or other concerns, and the availability and pricing of competing services. If customers elect to terminate their agreements with us, our business, financial condition, and results of operation may be adversely affected.
Competition in the industry in which we do business is intense and growing, and our failure to compete successfully could make it difficult for us to add and retain customers or increase or maintain revenues.
The markets in which we operate are rapidly evolving and highly competitive. We currently or potentially compete with a variety of companies, including some of our transport suppliers, with respect to their products and services, including global and regional telecommunications service providers such as AT&T, British Telecom, NTT, Level 3, Qwest and Verizon, among others.
The industry in which we operate is consolidating, which is increasing the size and scope of our competitors. Competitors could benefit from assets or businesses acquired from other carriers or from strategic alliances in the telecommunications industry. New entrants could enter the market with a business model similar to ours. Our target markets may support only a limited number of competitors. Operations in such markets with multiple competitive providers may be unprofitable for one or more of such providers. Prices in both the long-distance business and the data transmission business have declined in recent years and may continue to decline.

Many of our potential competitors have certain advantages over us, including:
•	substantially greater financial, technical, marketing, and other resources, including brand or corporate name recognition;

•	substantially lower cost structures, including cost structures of facility-based providers who have reduced debt and other obligations through bankruptcy or other restructuring proceedings;

•	larger client bases;

•	longer operating histories;

•	more established relationships in the industry; and

•	larger geographic presence.
Our competitors may be able to use these advantages to:
•	develop or adapt to new or emerging technologies and changes in client requirements more quickly;

•	take advantage of acquisitions and other opportunities more readily;

•	enter into strategic relationships to rapidly grow the reach of their networks and capacity;

•	devote greater resources to the marketing and sale of their services;

•	adopt more aggressive pricing and incentive policies, which could drive down margins; and

•	expand their offerings more quickly.
If we are unable to compete successfully against our current and future competitors, our revenues and gross margins could decline and we would lose market share, which could materially and adversely affect our business.

Because our business consists primarily of reselling telecommunications network capacity purchased from third parties, the failure of our suppliers and other service providers to provide us with services, or disputes with those suppliers and service providers, could affect our ability to provide quality services to our customers and have an adverse effect on our operations and financial condition.
The majority of our business consists of integrating and reselling network capacity purchased from traditional telecommunications carriers. Accordingly, we will be largely dependent on third parties to supply us with services. Occasionally in the past, our operating companies have experienced delays or other problems in receiving services from third party providers. Disputes also arise from time to time with suppliers with respect to billing or interpretation of contract terms. Any failure on the part of third parties to adequately supply us or to maintain the quality of their facilities and services in the future, or the termination of any significant contracts by a supplier, could cause customers to experience delays in service and lower levels of customer care, which could cause them to switch providers. Furthermore, disputes over billed amounts or interpretation of contract terms could lead to claims against us, some of which, if resolved against us, could have an adverse impact on our results of operations and/or financial condition. Suppliers may also attempt to impose onerous terms as part of purchase contract negotiations. Although we know of no pending or threatened claims with respect to past compliance with any such terms, claims asserting any past noncompliance, if successful, could have a material adverse effect on our operations and/or financial condition. Moreover, to the extent that key suppliers were to attempt to impose such provisions as part of future contract negotiations, such developments could have an adverse impact on the company’s operations. Finally, some of our suppliers are potential competitors. We cannot guarantee that we will be able to obtain use of facilities or services in a timely manner or on terms acceptable and in quantities satisfactory to us.
Industry consolidation may affect our ability to obtain services from suppliers on a timely or cost-efficient basis.
A principal method of connecting with our customers is through local transport and last mile circuits we purchase from incumbent carriers such as AT&T and Verizon, or competitive carriers such as Time Warner Telecom, XO, or Level 3. In recent years, AT&T, Verizon, and Level 3 have acquired competitors with significant local and/or long-haul network assets. Industry consolidation has occurred on a lesser scale as well through mergers and acquisitions involving regional or smaller national or international competitors. Generally speaking, we believe that a marketplace with multiple supplier options for transport access is important to the long-term availability of competitive pricing, service quality, and carrier responsiveness. It is unclear at this time what the long-term impact of such consolidation will be, or whether it will continue at the same pace as it has in recent years; we cannot guarantee that we will continue to be able to obtain use of facilities or services in a timely manner or on terms acceptable and in quantities satisfactory to us from such suppliers.
We may occasionally have certain sales commitments to customers that extend beyond the Company’s commitments from its underlying suppliers.
The Company’s financial results could be adversely affected if the Company were unable to purchase extended service from a supplier at a cost sufficiently low to maintain the Company’s margin for the remaining term of its commitment to a customer. While the Company has not encountered material price increases from suppliers with respect to continuation or renewal of services after expiration of initial contract terms, the Company cannot be certain that it would be able to obtain similar terms and conditions from suppliers. In most cases where the Company has faced any price increase from a supplier following contract expiration, the Company has been able to locate another supplier to provide the service at a similar or reduced future cost; however, the Company’s suppliers may not provide services at such cost levels in the future.

The networks on which we depend may fail, which would interrupt the network availability they provide and make it difficult to retain and attract customers.
Our customers depend on our ability to provide network availability with minimal interruption. The ability to provide this service depends in part on the networks of third party transport suppliers. The networks of transport suppliers may be interrupted as a result of various events, many of which they cannot control, including fire, human error, earthquakes and other natural disasters, disasters along communications rights-of-way, power loss, telecommunications failures, terrorism, sabotage, vandalism, or the financial distress or other event adversely affecting a supplier, such as bankruptcy or liquidation.
We may be subject to legal claims and be liable for losses suffered by customers due to our inability to provide service. If our network failure rates are higher than permitted under the applicable customer contracts, we may incur significant expenses related to network outage credits, which would reduce our revenues and gross margins. Our reputation could be harmed if we fail to provide a reasonably adequate level of network availability, and in certain cases, customers may be entitled to seek to terminate their contracts with us in case of prolonged or severe service disruptions or other outages.
System disruptions could cause delays or interruptions of our service due to terrorism, natural disasters and other events beyond our control, which could cause us to lose customers or incur additional expenses.
Our success depends on our ability to provide reliable service. Although we have attempted to design our network services to minimize the possibility of service disruptions or other outages, in addition to risks associated with third party provider networks, our services may be disrupted by problems on our own systems, including events beyond our control such as terrorism, computer viruses, or other infiltration by third parties that affect our central offices, corporate headquarters, network operations centers, or network equipment. Such events could disrupt our service, damage our facilities, and damage our reputation. In addition, customers may, under certain contracts, have the ability to terminate services in case of prolonged or severe service disruptions or other outages. Accordingly, service disruptions or other outages may cause us to, among other things, lose customers and could harm our results of operations.
If the products or services that we market or sell do not maintain market acceptance, our results of operations will be adversely affected.
Certain segments of the telecommunications industry are dependent on developing and marketing new products and services that respond to technological and competitive developments and changing customer needs. We cannot be assured that our products and services will gain or obtain increased market acceptance. Any significant delay or failure in developing new or enhanced technology, including new product and service offerings, could result in a loss of actual or potential market share and a decrease in revenues.

If carrier and enterprise connectivity demand does not continue to expand, we may experience a shortfall in revenues or earnings or otherwise fail to meet public market expectations.
The growth of our business will be dependent, in part, upon the increased use of carrier and enterprise connectivity services and our ability to capture a higher proportion of this market. Increased usage of enterprise connectivity services depends on numerous factors, including:
•	the willingness of enterprises to make additional information technology expenditures;

•	the availability of security products necessary to ensure data privacy over the public networks;

•	the quality, cost, and functionality of these services and competing services;

•	the increased adoption of wired and wireless broadband access methods;

•	the continued growth of broadband-intensive applications; and

•	the proliferation of electronic devices and related applications.
If the demand for carrier and enterprise connectivity services does not continue to grow, we may not be able to grow our business, achieve profitability, or meet public market expectations.
Our long sales and service deployment cycles require us to incur substantial sales costs that may not result in related revenues.
Our business is characterized by long sales cycles, which are often in the range of 60 days or more, between the time a potential customer is contacted and a customer contract is signed. Furthermore, once a customer contract is signed, there is typically an extended period of between 30 and 120 days before the customer actually begins to use the services, which is when we begin to realize revenues. As a result, we may invest a significant amount of time and effort in attempting to secure a customer, which investment may not result in near term, if any, revenues. Even if we enter into a contract, we will have incurred substantial sales-related expenses well before we recognize any related revenues. If the expenses associated with sales increase, if we are not successful in our sales efforts, or if we are unable to generate associated offsetting revenues in a timely manner, our operating results could be materially and adversely affected.
Because much of our business is international, our financial results may be affected by foreign exchange rate fluctuations.
Approximately 41% of our revenues comes from countries outside of the United States. As such, other currencies, particularly the Euro and the British Pound Sterling, can have an impact on the Company’s results (expressed in U.S. Dollars). Currency variations also contribute to variations in sales in impacted jurisdictions. Accordingly, fluctuations in foreign currency rates, most notably the strengthening of the Dollar against the Euro and the Pound, could have a material impact on our revenue growth in future periods. In addition, currency variations can adversely affect margins on sales of our products in countries outside of the United States and margins on sales of products that include components obtained from suppliers located outside of the United States.

If our goodwill or amortizable intangible assets become further impaired we may be required to record a significant charge to earnings.
Under generally accepted accounting principles, we review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is tested for impairment at least annually. Factors that may be considered a change in circumstances indicating that the carrying value of our goodwill or amortizable intangible assets may not be recoverable include reduced future cash flow estimates, a decline in stock price and market capitalization, and slower growth rates in our industry. During the year ending December 31, 2008, the Company recorded impairment to goodwill and amortizable intangible assets of $41.9 million in aggregate. We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined, negatively impacting our results of operations.
Because much of our business is international, we may be subject to local taxes, tariffs, or other restrictions in foreign countries, which may reduce our profitability.
Revenues from our foreign subsidiaries, or other locations where we provide or procure services internationally, may be subject to additional taxes in some foreign jurisdictions. Additionally, some foreign jurisdictions may subject us to additional withholding tax requirements or the imposition of tariffs, exchange controls, or other restrictions on foreign earnings. Any such taxes, tariffs, controls, and other restrictions imposed on our foreign operations may increase our costs of business in those jurisdictions, which in turn may reduce our profitability.
The ability to implement and maintain our databases and management information systems is a critical business requirement, and if we cannot obtain or maintain accurate data or maintain these systems, we might be unable to cost-effectively provide solutions to our customers.
To be successful, we must increase and update information in our databases about network pricing, capacity, and availability. Our ability to provide cost-effective network availability and access cost management depends upon the information we collect from our transport suppliers regarding their networks. These suppliers are not obligated to provide this information and could decide to stop providing it to us at any time. Moreover, we cannot be certain that the information that these suppliers share with us is accurate. If we cannot continue to maintain and expand the existing databases, we may be unable to increase revenues or to facilitate the supply of services in a cost-effective manner.
Furthermore, we are in the process of reviewing, integrating, and augmenting our management information systems to facilitate management of client orders, client service, billing, and financial applications. Our ability to manage our businesses could be materially adversely affected if we fail to successfully and promptly maintain and upgrade the existing management information systems.
If we are unable to protect our intellectual property rights, competitors may be able to use our technology or trademarks, which could weaken our competitive position.
We own certain proprietary programs, software, and technology. However, we do not have any patented technology that would preclude competitors from replicating our business model; instead, we rely upon a combination of know-how, trade secret laws, contractual restrictions, and copyright, trademark and service mark laws to establish and protect our intellectual property. Our success will depend in part on our ability to maintain or obtain (as applicable) and enforce intellectual property rights for those assets, both in the United States and in other countries. Although our Americas operating company has registered some of its service marks in the United States, we have not otherwise applied for registration of any marks in any other jurisdiction. Instead, with the exception of the few registered service marks in the United States, we rely exclusively on common law trademark rights in the countries in which we operate.

We may file applications for patents, copyrights and trademarks as our management deems appropriate. We cannot assure you that these applications, if filed, will be approved, or that we will have the financial and other resources necessary to enforce our proprietary rights against infringement by others. Additionally, we cannot assure you that any patent, trademark, or copyright obtained by us will not be challenged, invalidated, or circumvented, and the laws of certain foreign countries may not protect intellectual property rights to the same extent as do the laws of the United States or the member states of the European Union. Finally, although we intend to undertake reasonable measures to protect the proprietary assets of our combined operations, we cannot guarantee that we will be successful in all cases in protecting the trade secret status of certain significant intellectual property assets. If these assets should be misappropriated, if our intellectual property rights are otherwise infringed, or if a competitor should independently develop similar intellectual property, this could harm our ability to attract new clients, retain existing customers, and generate revenues.
Intellectual property and proprietary rights of others could prevent us from using necessary technology to provide our services or otherwise operate our business.
We utilize data and processing capabilities available through commercially available third-party software tools and databases to assist in the efficient analysis of network engineering and pricing options. Where such technology is held under patent or other intellectual property rights by third parties, we are required to negotiate license agreements in order to use that technology. In the future, we may not be able to negotiate such license agreements at acceptable prices or on acceptable terms. If an adequate substitute is not available on acceptable terms and at an acceptable price from another software licensor, we could be compelled to undertake additional efforts to obtain the relevant network and pricing data independently from other, disparate sources, which, if available at all, could involve significant time and expense and adversely affect our ability to deliver network services to customers in an efficient manner.
Furthermore, to the extent that we are subject to litigation regarding the ownership of our intellectual property or the licensing and use of others’ intellectual property, this litigation could:
•	be time-consuming and expensive;

•	divert attention and resources away from our daily business;

•	impede or prevent delivery of our products and services; and

•	require us to pay significant royalties, licensing fees, and damages.
Parties making claims of infringement may be able to obtain injunctive or other equitable relief that could effectively block our ability to provide our services and could cause us to pay substantial damages. In the event of a successful claim of infringement, we may need to obtain one or more licenses from third parties, which may not be available at a reasonable cost, if at all. The defense of any lawsuit could result in time-consuming and expensive litigation, regardless of the merits of such claims, and could also result in damages, license fees, royalty payments, and restrictions on our ability to provide our services, any of which could harm our business.

We may incur operational and management inefficiencies if we acquire new businesses or technologies, and our results of operations could be impaired.
To further our strategy, we may seek to acquire additional businesses and technologies that we believe will complement the existing businesses. Any such acquisitions would likely involve some or all of the following risks:
•	difficulty of assimilating acquired operations and personnel and information systems;

•	potential disruption of our ongoing business;

•	increased indebtedness to finance the acquisitions;

•	possibility that we may not realize an acceptable return on our investment in these acquired companies or assets;

•	diversion of resources;

•	difficulty of maintaining uniform standards, controls, procedures, and policies;

•	risks of entering markets in which we have little or no experience; and

•	potential impairment of relationships with employees, suppliers, or clients.
We may need to complete transactions of this kind in order to remain competitive. We cannot be sure that we will be able to obtain any required financing or regulatory approvals for these transactions or that these transactions will occur.
Our efforts to develop new service offerings may not be successful, in which case our revenues may not grow as we anticipate or may decline.
The market for telecommunications services is characterized by rapid change, as new technologies are developed and introduced, often rendering established technologies obsolete. For our business to remain competitive, we must continually update our service offerings to make new technologies available to our customers and prospects. To do so, we may have to expend significant management and sales resources, which may increase our operating costs. The success of our potential new service offerings is uncertain and would depend on a number of factors, including the acceptance by end-user customers of the telecommunications technologies which would underlie these new service offerings, the compatibility of these technologies with existing customer information technology systems and processes, the compatibility of these technologies with our then-existing systems and processes, and our ability to find third-party vendors that would be willing to provide these new technologies to us for delivery to our users. If we are unsuccessful in developing and selling new service offerings, our revenues may not grow as we anticipate, or may decline.

If we do not continue to train, manage and retain employees, clients may reduce purchases of services.
Our employees are responsible for providing clients with technical and operational support, and for identifying and developing opportunities to provide additional services to existing clients. In order to perform these activities, our employees must have expertise in areas such as telecommunications network technologies, network design, network implementation, and network management, including the ability to integrate services offered by multiple telecommunications carriers. They must also accept and incorporate training on our systems and databases developed to support our operations and business model. Employees with this level of expertise tend to be in high demand in the telecommunications industry, which may make it more difficult for us to attract and retain qualified employees. If we fail to train, manage, and retain our employees, we may be limited in our ability to gain more business from existing clients, and we may be unable to obtain or maintain current information regarding our clients’ and suppliers’ communications networks, which could limit our ability to provide future services.
The regulatory framework under which we operate could require substantial time and resources for compliance, which could make it difficult and costly for us to operate the businesses.
In providing certain interstate and international telecommunications services, we must comply, or cause our customers or carriers to comply, with applicable telecommunications laws and regulations prescribed by the Federal Communications Commission (“FCC”) and applicable foreign regulatory authorities. In offering services on an intrastate basis, we may also be subject to state laws and to regulation by state public utility commissions. Our international services may also be subject to regulation by foreign authorities and, in some markets, multinational authorities, such as the European Union. The costs of compliance with these regulations, including legal, operational, and administrative expenses, may be substantial. In addition, delays in receiving or failure to obtain required regulatory approvals or the enactment of new or adverse legislation, regulations, or regulatory requirements may have a material adverse effect on our financial condition, results of operations, and cash flow.
If we fail to obtain required authorizations from the FCC or other applicable authorities, or if we are found to have failed to comply, or are alleged to have failed to comply, with the rules of the FCC or other authorities, our right to offer certain services could be challenged and/or fines or other penalties could be imposed on us. Any such challenges or fines could be substantial and could cause us to incur substantial legal and administrative expenses as well; these costs in the forms of fines, penalties, and legal and administrative expenses could have a material adverse impact on our business and operations. Furthermore, we are dependent in certain cases on the services other carriers provide, and therefore on other carriers’ abilities to retain their respective licenses in the regions of the world in which they operate. We are also dependent, in some circumstances, on our customers’ abilities to obtain and retain the necessary licenses. The failure of a customer or carrier to obtain or retain any necessary license could have an adverse effect on our ability to conduct operations.
Future changes in regulatory requirements or new interpretations of existing regulatory requirements may impair our ability to provide services, or may reduce our profitability.
Many of the laws and regulations that apply to providers of telecommunications services are subject to frequent changes and different interpretations and may vary between jurisdictions. Changes to existing legislation or regulations in particular markets may limit the opportunities that are available to enter into markets, may increase the legal, administrative, or operational costs of operating in those markets, or may constrain other activities, including our ability to complete subsequent acquisitions, or purchase services or products, in ways that we cannot anticipate. Because we purchase telecommunications services from other carriers, our costs and manner of doing business can also be adversely affected by changes in regulatory policies affecting these other carriers.

We depend on key personnel to manage our businesses effectively in a rapidly changing market, and our ability to generate revenues will suffer if we are unable to retain key personnel and hire additional personnel.
The future success, strategic development, and execution of our business will depend upon the continued services of our executive officers and other key sales, marketing, and support personnel. We do not maintain “key person” life insurance policies with respect to any of our employees, nor are we certain if any such policies will be obtained or maintained in the future. We may need to hire additional personnel in the future, and we believe the success of the combined business depends, in large part, upon our ability to attract and retain key employees. The loss of the services of any key employees, the inability to attract or retain qualified personnel in the future, or delays in hiring required personnel could limit our ability to generate revenues and to operate our business.
Risks Relating to Our Indebtedness
We are obligated to repay several debt instruments that mature during 2010. If we are unable to raise additional capital or to renegotiate the terms of that debt, we may be unable to make the required principal payments with respect to one or more of these debt instruments.
In the aggregate, we are obligated to pay approximately $4.8 million in principal, plus accrued interest, in December 2010 with respect to promissory notes we issued in November 2007. In addition, we are obligated to pay $4.0 million in principal, plus accrued interest, with respect to an additional set of promissory notes issued to the former GII shareholders that also mature in December 2010. We are also obligated to pay accrued interest on several earlier dates with respect to the latter set of promissory notes. If we are unable to raise additional capital or arrange other refinancing options, we may be unable to make the principal payments and/or payments of accrued interest when due with respect to one or more of these promissory notes.
Our failure to comply with covenants in our credit facility could result in our indebtedness being immediately due and payable and the loss of our assets.
In March 2008 we entered into a credit facility with an affiliate of Silicon Valley Bank. This credit facility is secured by a pledge of substantially all of our assets, as well as by a pledge of 67% of the capital stock of our U.K. subsidiary. If we fail to pay any of our indebtedness under this credit facility when due, or if we breach any of the other covenants in the credit facility, it may result in one or more events of default. An event of default under our credit facility would permit the lender to declare all amounts owing to be immediately due and payable and, if we were unable to repay any indebtedness owed, the lender could proceed against the collateral securing that indebtedness.
Our failure to renew our credit facility on terms acceptable to the Company, if at all, could result in the loss of future borrowing capacity and/or higher costs to maintain or access the borrowing capacity.
As of March 17, 2009, the expiration date of our credit facility was extended until May 16, 2009, and on April 24, 2009 it was extended further to June 16, 2009. If the facility is not either renewed on revised terms that are acceptable to both Silicon Valley Bank and the Company, or further extended by Silicon Valley bank on existing terms, the Company cold lose access to this borrowing capacity or incur higher costs to maintain and access such borrowing capacity.

Our debt may hinder our growth and put us at a competitive disadvantage.
As of March 31, 2009, the outstanding principal indebtedness of the Company was $8.8 million. This debt may have important consequences, including the following:
•	the ability to obtain additional financing for acquisitions, working capital, investments, and capital or other expenditures could be impaired, or financing may not be available on acceptable terms;

•	a portion of our cash flow will be used to make principal and interest payments on this debt, reducing the funds that would otherwise be available for operations and future business opportunities;

•	a substantial decrease in cash flows from operating activities or an increase in expenses could make it difficult to meet debt service requirements and force modifications to our operations;

•	if we do not have enough cash flow in the future to make interest or principal payments on this debt, we may be required to refinance all or a portion of this debt, or to raise additional capital, which refinancing or additional capital might not be available on acceptable terms, if at all; and

•	substantial debt may make us more vulnerable to a downturn in our business or the economy generally.
Risks Related to our Common Stock and the Securities Markets
Because we do not currently intend to pay dividends on our common stock, stockholders will benefit from an investment in our common stock only if it appreciates in value.
We do not currently anticipate paying any dividends on shares of our common stock. Any determination to pay dividends in the future will be made by our Board of Directors and will depend upon results of operations, financial conditions, contractual restrictions, restrictions imposed by applicable law, and other factors our Board of Directors deems relevant. Accordingly, realization of a gain on stockholders’ investments will depend on the appreciation of the price of our common stock. There is no guarantee that our common stock will appreciate in value or even maintain the price at which stockholders purchased their shares.

Our outstanding warrants may have an adverse effect on the market price of our common stock.
In connection with our initial public offering, we issued warrants to purchase up to 16,330,000 shares of common stock. Certain of our former and current officers and directors and/or certain of their affiliates also hold warrants to purchase up to 4,950,000 shares of common stock for a price of $5.00 per share. We also issued an option to purchase 25,000 Series A units (each now representing two shares of common stock, five Class W warrants, and five Class Z warrants) and/or 230,000 Series B units (each now representing two shares of common stock, one Class W warrant, and one Class Z warrant) to the representative of the underwriters of our initial public offering which, if exercised, would result in the issuance of an additional 710,000 warrants. In connection with the purchase of GII, we have issued warrants to the former shareholders of that company to purchase an additional 2,900,000 shares of our common stock. The sale, or even the possibility of sale, of the shares underlying the warrants and the exercise of any purchase options could have an adverse effect on the market price for our securities or on our ability to obtain future public financing. If and to the extent these warrants are exercised, stockholders may experience dilution to their holdings.
If our stockholders exercise their registration rights, it may have an adverse effect on the market price of our common stock.
In addition to the right of selling stockholders to have their shares of common stock registered, some of our existing stockholders are entitled to demand that we register the resale of their shares of our common stock and Class W and Class Z warrants and shares of common stock underlying their Class W and Class Z warrants at any time after we consummated the Acquisitions. If these stockholders were to exercise their registration rights with respect to all of these shares and warrants, there would be an additional 4,950,100 shares of common stock and 4,950,000 warrants eligible for trading in the public market.
The consideration issued to the former GII shareholders upon the closing of our Acquisition of GII included 1,300,000 shares of our common stock, 1,450,000 of our Class W Warrants, each of which entitles the holder to purchase one share of our common stock at $5.00 per share, and 1,450,000 of our Class Z Warrants, each of which entitles the holder to purchase one share of our common stock at $5.00 per share. These securities are currently not registered, and their resale is restricted. However, the recipients of those shares and warrants in connection with our purchase of GII have certain registration rights, including the right to demand registration beginning on January 15, 2007, and will be able to sell their shares in the public market if registration is effected. The presence of this additional number of shares of common stock and warrants eligible for trading in the public market may have an adverse effect on the market price of our common stock.

The concentration of our capital stock ownership will likely limit a stockholder’s ability to influence corporate matters, and could discourage a takeover that stockholders may consider favorable and make it more difficult for a stockholder to elect directors of its choosing.
Based on public filings with the SEC made by J. Carlo Cannell, we believe that as of March 31, 2009, funds associated with Cannell Capital LLC owned 3,419,106 shares of our common stock and warrants to acquire 2,224,000 shares of our common stock. Based on the number of shares of our common stock outstanding on March 31, 2009 without taking into account their unexercised warrants, these funds would beneficially own approximately 22% of our common stock. In addition, as of March 31, 2009, our executive officers, directors and affiliated entities together beneficially owned common stock, without taking into account their unexercised and unconverted warrants, options and convertible notes, representing approximately 32% of our common stock. As a result, these stockholders have the ability to exert significant control over matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. The interests of these stockholders might conflict with your interests as a holder of our securities, and it may cause us to pursue transactions that, in their judgment, could enhance their equity investments, even though such transactions may involve significant risks to you as a security holder. The large concentration of ownership in a small group of stockholders might also have the effect of delaying or preventing a change of control of our company that other stockholders may view as beneficial.
It may be difficult for you to resell shares of our common stock if an active market for our common stock does not develop.
Our common stock is not actively traded on a securities exchange and we currently do not meet the initial listing criteria for any registered securities exchange, including the NASDAQ National Market System. It is quoted on the less recognized Over-the-Counter Bulletin Board. This factor may further impair your ability to sell your shares when you want and/or could depress our stock price. As a result, you may find it difficult to dispose of, or to obtain accurate quotations of the price of, our securities because smaller quantities of shares could be bought and sold, transactions could be delayed, and security analyst and news coverage of our company may be limited. These factors could result in lower prices and larger spreads in the bid and ask prices for our shares.
ITEM 6. EXHIBITS
     The items listed in the Exhibit Index, which are numbered in accordance with Item 601 of Regulation S-K, are filed herewith or, as noted, incorporated by reference herein.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL TELECOM & TECHNOLOGY, INC.
By:	/s / Richard D. Calder, Jr
Richard D. Calder, Jr.
President and Chief Executive Officer

Date: May 15, 2009

EXHIBIT INDEX

Exhibit
Number	Description of Document

31.1*	Certification of Chief Executive Officer pursuant to Rules 13a-14 and 15d-14 promulgated under the Securities Exchange Act of 1934.

31.2*	Certification of Chief Financial Officer pursuant to Rules 13a-14 and 15d-14 promulgated under the Securities Exchange Act of 1934.

32.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith

Exhibit 31.1
CERTIFICATION OF CHIEF EXECUTIVE OFFICER
     I, Richard D. Calder, Jr., certify that:
     1. I have reviewed this quarterly report on Form 10-Q of Global Telecom & Technology, Inc.;
     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
     3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
     4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e))and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
          (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; and
          (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; and
          (c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
          (d) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting;
     5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
          (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
          (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 15, 2009	/s/ Richard D. Calder, Jr.
Richard D. Calder, Jr.
President and Chief Executive Officer

Exhibit 31.2
CERTIFICATION OF CHIEF FINANCIAL OFFICER
     I, Eric A. Swank, certify that:
     1. I have reviewed this quarterly report on Form 10-Q of Global Telecom & Technology, Inc.;
     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
     3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
     4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e))and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
          (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; and
          (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; and
          (c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
          (d) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting;
     5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
          (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
          (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 15, 2009	/s/ Eric A. Swank
Eric A. Swank
Chief Financial Officer and Treasurer

Exhibit 32.1
CERTIFICATION OF
CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
     In connection with the Quarterly Report of Global Telecom & Technology, Inc. (the “Company”) on Form 10-Q for the period ended March 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Richard D. Calder, Jr., Chairman of the Board, Executive Chairman and Chief Executive Officer of the Company certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my best knowledge:
     1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
     2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 15, 2009	/s/ Richard D. Calder, Jr.
Richard D. Calder, Jr.
President and Chief Executive Officer

Exhibit 32.2
CERTIFICATION OF
CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
     In connection with the Quarterly Report of Global Telecom & Technology, Inc. (the “Company”) on Form 10-Q for the period ended March 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Eric A. Swank, Chief Financial Officer and Treasurer of the Company certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my best knowledge:
     1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
     2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 15, 2009	/s/ Eric A. Swank
Eric A. Swank
Chief Financial Officer and Treasurer